Exhibit 99.1

Date: July 3, 2014	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities
Subject: VERIS GOLD CORP.
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	July 28, 2014
Record Date for Voting (if applicable) :	July 28, 2014
Beneficial Ownership Determination Date :	July 28, 2014
Meeting Date :	September 09, 2014
Meeting Location (if available) :	Delta Vancouver Somervell Room 550 West Hastings Street Vancouver, B.C. V6B 1L6
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:
Number of shares greater than:	5000
Holder Consent Type(s):	Not Applicable
Holder Provinces-Territories:
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:
Number of shares greater than:	5000
Holder Provinces-Territories:

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	92346R100	CA92346R1001

Sincerely,

Computershare
Agent for VERIS GOLD CORP.